ASI Aviation, Inc.

11921 Freedom Drive, Suite 550

Reston, VA 20190

February 26, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Ms. Kate McHale

Re:	ASI Aviation, Inc.
Offering Statement on Form 1-A Filed
December 29, 2017
File No. 024-10786

Dear Ms. McHale:

We hereby submit the responses of ASI Aviation, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 25, 2018, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) filed with the Commission on December 29, 2017. The Company has prepared an Amendment No. 1 (the “Amendment”) to the Offering Statement and has filed the Amendment with the Commission concurrently with the submission of this response letter to you.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Part I

Item 2 – Issuer Eligibility

1.

You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. You disclose you are a development stage company with a business plan to merge with an unidentified company. We also note from page 26 that your principal use of proceeds from the offering is to engage in acquisitions. Please provide us with your analysis as to why you believe you are eligible to use Regulation A for the proposed transaction. Please refer to Securities Act Rule 251(b)(3).

U.S. Securities and Exchange Commission

February 26, 2018

Response: We have revised the description and discussion of our business in the Offering Statement in the Amendment to better focus on and reflect the present status of our operations and the development of our aircraft, aircraft spare parts and engines sales and leasing operations, and our related aviation consultancy services. As can be seen from this revised business discussion, the Company has been developing its business since it was organized at the end of 2015. Our President, James Flynn, has been with the Company since March 2016 and has been working to develop our aircraft and aircraft spare parts sales and leasing operations and our aviation management consulting services since that time. We have generated some income through the provision of IT consulting services, the expertise of our CEO, B. B. Sahay, and we will continue to pursue that business to generate cash flow to help support our core aviation business efforts. Our 12-month plan of operation that we have added to our Offering Statement disclosure clarifies the nature of our business plan and how we intend to execute on it. We are actively pursuing the procurement of aircraft for ZAV Airways (“ZAV”) under our contractual brokerage mandate with ZAV and we are pursuing the development of our other core aviation activities including the development of our aircraft, aircraft engines and aircraft spare parts leasing and sales business. It has always been our intention to acquire inventories of assets relating to the provision of airplanes, airplane spare parts and engines, and we have been looking to accomplish this objective through the one-off purchase of specific inventory items and/or the purchase of entire inventories. We also believe that we might be able to accomplish this objective through the purchase of all or substantially all of the assets of an aviation company operating in our field, or even the acquisition of a company that has a related aircraft spare parts business. Since we have not targeted any specific company acquisitions and because a possible company acquisition is only one approach to ramping up our business offering, we have revised our disclosure in the Offering Statement to better reflect our current development plans. ASI Aviation, Inc. is not a development stage business that either has no specific business plan or purpose, or that has indicated that our business plan is to merge or acquire an unidentified company or companies. We are an operational company with a concrete development plan and active operations in our industry. As such, we believe that we are fully qualified to utilize the registration exemption provided by Regulation A and Form 1-A.

Part II

Use of Proceeds, page 23

2.	We note your employment agreements and consultant agreements. Please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors. Refer to Instruction 2 to Item 6 to Part II of Form 1-A.

Response: We have revised the disclosure in the Amendment to reflect the projected use of proceeds to include payments to executive officers under their compensation arrangements.

Description of Property, page 29

3.	Please include the property in New Delhi you reference on page 33.

Response: The requested information has been added to the Amendment and the related agreement has been provided as an exhibit to the Amendment.

Management’s Discussion and Analysis of Financial…Results of Operations, page 30

4.	Please disclose your specific plan of operation for the twelve months following the commencement of this offering, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs. Please refer to Item 9(c) to Part II of Form 1-A.

Response: We have added the requested 12-month plan of operations discussion to the Management’s Discussion and Analysis section of the Amendment.

U.S. Securities and Exchange Commission

February 26, 2018

Directors, Officer and Significant Employees, page 35

5.	Please revise to include the table required by Item 10(a) to Part II of Form 1-A.

Response: The Company has included the table required by Item 10(a) to Part II of Form 1-A in the Amendment.

6.	Please revise the description of Dr. B.B. Sahay’s business experience to clarify the following:

● You state that Dr. Sahay served as President of TeleScience International, Inc., which he transformed into a “public company.” We were unable to locate any SEC filings made by TeleScience International, Inc. If TeleScience International, Inc. is or was not a reporting company, please clarify what you mean by “public company.” Please also clarify whether this company continues to do business and the nature of the business it conducts or conducted while active.

Response: The Company has revised the description of Dr. Sahay’s business experience in the Amendment to clarify Dr. Sahay’s experience at TeleScience International, Inc.

● Please clarify the time period during which Dr. Sahay served as CEO of TeleScience International, Inc.

Response: The requested information has been added to the Amendment disclosure.

7.	Please revise the description of Mr. Flynn’s business experience to clarify the following:

● Please identify the name of the “aircraft spare parts company” you identify in the first sentence, and describe the nature of this company’s business and Mr. Flynn’s role there. Please also give the dates that he was engaged in this business.

Response: The description of Mr. Flynn’s business experience has been revised in the Amendment.

● We note your disclosure that Mr. Flynn will oversee the “aviation services division” of ASI. Please revise disclosures to explain what this division does or will do, and identify any other divisions the company has or expects to have. We did not see other references to the aviation services division in your offering statement.

Response: We have removed the reference to an “aviation services division” in the Amendment. Although our President, James Flynn, has extensive experience in the areas of aircraft sales and leasing, aircraft acquisitions, operations, logistics and maintenance support, including spare parts sales, and will be leading our business initiatives in these areas, we do not have any separate business divisions at this stage of our development.

U.S. Securities and Exchange Commission

February 26, 2018

● So that investors will better understand Mr. Flynn’s business experience, please explain what a “Part 135 and FAR 121 certified air carrier operation” is. Elaborate on the nature of Mr. Flynn’s responsibilities there and at Ryan International Airlines and Justice Aviation, LLC.

Response: The requested information has been added to Mr. Flynn’s business experience description in the Amendment.

8.	Please revise to include the name of Mr. Silvester’s consulting firm.

Response: The requested information has been provided in the Amendment.

Compensation of Directors and Executive Officers, page 37

9.	We note that you have employment agreements, effective as of January 1, 2016, pursuant to which you pay a base annual salary of $150,000 and $120,000 for Dr. Sahay and Mr. Flynn, respectively and certain bonuses. We also note that you have consultant agreements with your other officers. It does not appear that the compensation for your officers is reflected in this table. Please advise. Please refer to Item 11 to Part II of Form 1-A.

Response: We note that even though the employment agreements of Dr. Sahay and Mr. Flynn refer to base salary and performance bonus amounts, each of Dr. Sahay and Mr. Flynn have signed Affidavits of Understanding indicating their agreement that salaries and bonuses will not begin to accrue and be payable until after completion of the current offering. The other two officers who are under consulting agreements have made similar deferral arrangements in their agreements with the Company. As such, the Company has not and will not begin to accrue salaries or consulting fees for these individuals until the current offering has been completed. These arrangements have been disclosed in the Offering Statement in the Amendment and the relevant agreements have been added as exhibits to the Amendment.

Part III – Exhibits

10.	Please file all material contracts in accordance with Item 17 of Form 1-A, including your lease agreement with Colors, contracts with your executive officers, and consulting contracts.

Response: The requested exhibits have been filed as part of the Amendment.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters relating to our Regulation A offering, please contact the undersigned at (703) 346-5515 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at 202 869-0888, ext. 103.

U.S. Securities and Exchange Commission

February 26, 2018

Sincerely,

ASI Aviation, Inc.

By:	/s/ B.B. Sahay
B.B. Sahay
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.